Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

(in millions)	Three Months Ended March 31,
	2009	2008
Fixed charges:
Interest expense	$130	$134
Capitalized interest	2	2
Portion of rental expense which represents interest factor	22	23

Total Fixed charges	$154	$159

Earnings available for fixed charges:
Pre-tax income (loss)	$78	$(509)
Add: Distributed equity income of affiliated companies	—	1
Add: Fixed charges	154	159
Less: Capitalized interest	(2)	(2)
Less: Net income attributable to noncontrolling interests	(7)	(9)

Total Earnings available for fixed charges	$223	$(360)

Ratio of earnings to fixed charges	1.45	*

*	Earnings for the three months ended March 31, 2008 were inadequate to cover fixed charges by $519.